FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2021

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
AstraZeneca COVID-19 vaccine Vaxzevria authorised for emergency use in Japan

21 May 2021 07:00 BST

AstraZeneca COVID-19 vaccine Vaxzevria
authorised for emergency use in Japan

AstraZeneca's COVID-19 vaccine, Vaxzevria (ChAdOx1-S [Recombinant]), formerly AZD1222, has been granted a special approval for emergency use in Japan for active immunisation of individuals aged 18 years and older, to prevent COVID-19 caused by SARS-CoV-2.

The Japanese Ministry of Health, Labour and Welfare granted the approval based on positive Phase III efficacy and safety data from the Oxford University-led clinical trial programme in the UK, Brazil and South Africa, and a Phase I/II trial in Japan.

Japan's Pharmaceuticals and Medical Devices Agency recommends that the use of Vaxzevria should be limited to adults and administered intramuscularly as two 0.5 mL doses given four to 12 weeks apart, with an interval greater than eight weeks being preferable to maximise its efficacy. This dosing regimen was shown in clinical trials to be well-tolerated and effective in preventing symptomatic COVID-19, with no severe cases and no hospitalisations more than 14 days after the second dose.1

Mene Pangalos, Executive Vice President, BioPharmaceuticals R&D, said: "We continue to expand global access to our vaccine and today's approval brings us one step closer to providing Vaxzevria to the people of Japan who urgently need protection from coronavirus. We are proud to have produced a vaccine for the world, which is playing a leading role in the global fight against the pandemic, with more than 400 million doses now supplied by AstraZeneca and sub-licensees to 165 countries."

Production of the vaccine in Japan is already underway, and the first doses are expected to be available in the coming weeks.

The vaccine has been granted a conditional marketing authorisation or emergency use in more than 80 countries across six continents and has also received Emergency Use Listing from the World Health Organization, which accelerates the pathway to access in up to 142 countries through the COVAX Facility.

Vaxzevria can be stored, transported and handled at normal refrigerated conditions (two-eight degrees Celsius/36-46 degrees Fahrenheit) for at least six months, and administered within existing healthcare settings.

AstraZeneca continues to engage with governments, international organisations and collaborators around the world to ensure broad and equitable access to the vaccine at no profit for the duration of the pandemic.

Vaxzevria
Vaxzevria (ChAdOx1-S [Recombinant]), formerly AZD1222, was co-invented by the University of Oxford and its spin-out company, Vaccitech. It uses a replication-deficient chimpanzee viral vector based on a weakened version of a common cold virus (adenovirus) that causes infections in chimpanzees and contains the genetic material of the SARS-CoV-2 virus spike protein. After vaccination, the surface spike protein is produced, priming the immune system to attack the SARS-CoV-2 virus if it later infects the body.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines in Oncology and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References:
1. Vosey, M., et al (2021) Safety and efficacy of the ChAdOx1 nCoV-19 vaccine (AZD1222) against SARS-CoV-2: an interim analysis of four randomised controlled trials in Brazil, South Africa, and the UK. The Lancet. 397(10269): 99-111.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 21 May 2021

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary